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18006001

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Received
MAR 01 2018
WASH, D.C.

SEC FILE NUMBER
8-67097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cabin Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6240 W. 135th Street Suite 214
(No. and Street)

Overland Park (City) Kansas (State) 66223 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Brian Candler (816) 699-1204
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Lundgren & Company
(Name – *if individual, state last, first, middle name*)

505 North Mur-Len Road (Address) Olathe (City) Kansas (State) 66062 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Wm. Brian Candler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cabin Securities, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BRIDGET BRADEN
My Appointment Expires
February 13, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CABIN SECURITIES, INC.

(FORMERLY KNOWN AS ARI FINANCIAL SERVICES, INC.)

FINANCIAL STATEMENTS

DECEMBER 31, 2017

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Cabin Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cabin Securities, Inc. as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cabin Securities, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Cabin Securities, Inc.'s management. Our responsibility is to express an opinion on Cabin Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cabin Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

David Lundgren & Co.

We have served as Cabin Securities, Inc.'s auditor since 2017.

Olathe, Kansas

February 26, 2018

CABIN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Assets:		
Cash and cash equivalents	$	28,177
Accounts receivable (non-allowable)		401
Accounts receivable (allowable)		15,400
Deposits and prepaid expenses		875
Property and equipment, net of accumulated depreciation of $2012		107
Deferred taxes		1,505
	$	46,465

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	14,961
Unearned Revenue		-
Payroll taxes payable		11,534
		26,495
Stockholder's equity:		
Common stock, $1 par value; 10,000 shares authorized, 1,644 issued and outstanding		1,644
Additional paid-in capital		26,189
Retained earnings (deficit)		(7,863)
		19,970
	$	46,465

The accompanying notes are an integral part of these financial statements.

CABIN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2017

Note 1. Nature of Business and Significant Accounting Policies

Nature of business

CABIN SECURITIES, INC., formerly ARI Financial Services, Inc., (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on March 3, 2006. The Company's revenue is primarily derived from acting in the role of managing and soliciting broker-dealers for offerings of alternative investments.

The Company operates throughout the United States under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission, and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

A summary of the Company's significant accounting policies follows:

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue recognition

The Company earns advisory revenues through success fees based upon the occurrence of certain events which may include announcements or completion of various types of financial transactions and also through retainer fee arrangements. Revenue is recognized when: 1) there is a contractual arrangement with a client; 2) agreed upon services have been provided; 3) fees are fixed or determinable; and 4) collection is reasonably assured. Referral fees are recognized as earned.

Income taxes and tax positions

Current and deferred income taxes are determined in accordance with FASB ASC Topic 740. Under FASB ASC Topic 740, the amount of current and deferred taxes payable or refundable is recognized utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The deferred tax asset relates to the benefit of approximately $1,600 of federal and $15,298 of state operating loss carryforwards which can be used to offset taxable income through 2036 and a contribution carryforward of $2,653. The components of the deferred tax asset on the Statement of Financial Condition at December 31, 2017, relate to the following:

Temporary Differences	
Operating loss carryforwards	$ 948
Contribution carryforward	$ 557

Income taxes and tax positions (continued)

The Financial Accounting Standards Board (FASB) provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2017, management has determined that there are no material uncertain income tax positions. The Company's income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed. As of December 31, 2017, the tax returns for the years 2015 to 2017 are subject to examination.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as demand deposits, money market funds and any highly liquid debt instruments with a maturity of three months or less at the time of purchase. The Company's cash and cash equivalents are on deposit with a domestic financial institution. As of December 31, 2017, the cash on deposit did not exceed the FDIC insured limit.

Accounting estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Net Capital Requirements

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness of $26,495 at December 31, 2017 or $5,000. The Company operates pursuant to the (k)(2)(i) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities and, therefore, is exempt from the reserve formula calculations and possession or control computations. At December 31, 2017, the net capital, as computed, was $17,082. Consequently, the Company had excess net capital of $12,082. At December 31, 2017, the percentage of aggregate indebtedness to net capital was 155.10% versus an allowable percentage of 1500%.

Note 3. Property and Equipment

Property and equipment at December 31, 2017 consists of computer and office equipment, which are depreciated using an accelerated method over the estimated five to seven year lives. Depreciation for 2017 was $86. At December 31, 2017 the balances consist of:

Office furniture	$ 1,513
Computer equipment	606
	2,119
Less accumulated depreciation	(2,012)
	$107

Note 4. Related Party Transactions

The Company's majority shareholder and Chief Compliance Officer are licensed as registered principals with other broker-dealers, one in which the Chief Compliance Officer has an ownership interest. In 2017, the Company recognized $254,420 in referral fee revenue from these broker-dealers.

Note 5. Litigation

The Company is one of a number of defendants in a class action civil suit related to individual commercial real estate properties, all of which involve the same sponsor and issuer of securities from the 2006 to 2007 time periods. The properties were affected by the world-wide economic downturn, through the loss of tenants or an inability to refinance. The Company is a co-defendant with numerous other parties, including lenders, real estate brokers, title and escrow companies, attorneys and others. The Company's role was limited to serving as Managing Broker-Dealer and no claimants were customers of the Company. The claims are similar, if not identical, to previous class action suits brought against the Company which were subsequently dismissed in Orange County Superior Court.

These matters are being contested by the Company, however, the final outcome is uncertain and consequently no provision has been made for any potential liability. In the opinion of management, the amount of any loss, if any, that is not recovered from others would not be material to the Company's financial position.

Note 6. Operating Lease

The Company has a lease for office premises that is month-to-month, The future minimum lease payments under the office premises lease is $875 for each ongoing month in 2018.

Note 7. Subsequent Events

The Company has evaluated subsequent events through the date at which these financial statements were available to be issued on February 26, 2018, and determined there have been no other events that have occurred that would require adjustments to or disclosure in the financial statements.